Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

April 20, 2012

Dear Shareholder:

You are cordially invited to attend the 2012 Annual Meeting of Shareholders of Tsakos Energy Navigation Limited, which will be held on Thursday, May 31, 2012, at 15:00 (3:00 pm) Greek local time in our Auditorium, 367 Syngrou Avenue, P. Faliro, Athens, Greece.

The following Notice of the 2012 Annual Meeting of Shareholders and Proxy Statement describes the items to be considered by the shareholders at the meeting and contains certain information about our company and its officers and directors.

We are pleased to provide our proxy materials to our shareholders primarily over the Internet. On or about April 20, 2012, we will begin mailing a Notice of Internet Availability of Proxy Materials to shareholders informing them that our 2012 Proxy Statement, 2011 Annual Report and voting instructions are available online. As more fully described in that Notice, shareholders may choose to access our proxy materials on the Internet or may request to receive paper copies of the proxy materials. This allows us to conserve natural resources and reduces the costs of printing and distributing the proxy materials, while providing our shareholders with access to the proxy materials in a fast and efficient manner. If you request and receive proxy materials by mail, the Notice of the 2012 Annual Meeting of Shareholders, 2012 Proxy Statement and proxy card and 2011 Annual Report will be enclosed.

Whether or not you are able to attend the 2012 Annual Meeting in person, it is important that your shares be represented. You can vote your shares by using the Internet, by telephone, or by requesting a printed copy of the proxy materials and completing and returning by mail the proxy card or voting instruction card that you will receive in response to your request. Instructions on each of these voting methods are outlined in the enclosed Proxy Statement. Please vote as soon as possible.

We hope to see you on May 31st.

Sincerely,

D. John Stavropoulos
Chairman of the Board of Directors

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On Thursday May 31, 2012

NOTICE IS HEREBY GIVEN that the 2012 Annual Meeting of Shareholders of Tsakos Energy Navigation Limited, a Bermuda corporation, will be held at 15:00 (3:00 pm) Greek local time, Thursday, May 31, 2012, in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece for the following purposes:

1.	to elect one new director and to re-elect two directors who retire by rotation;

2.	to receive and consider the 2011 audited financial statements of the Company;

3.	to re-appoint Ernst & Young (Hellas) Certified Auditors-Accountants S.A. (Ernst & Young (Hellas)), Athens, Greece, who were first appointed in 2002, as auditors of the Company and to authorise the Audit Committee of the Board of Directors to set their remuneration;

4.	to approve an equity incentive plan; and

5.	to transact such other business as may properly come before the 2012 Annual Meeting.

Only holders of record of the Company’s Common Shares, par value $1.00 per share (the “Common Shares”), at the close of business on April 10, 2012 will be entitled to receive notice of, and to vote at, the 2012 Annual Meeting and at any adjournment thereof. As described in the attached Proxy Statement, the nominees for election or re-election, as the case may be, are Efthimios Mitropoulos, Richard Paniguian and Aristides A.N. Patrinos.

You are cordially invited to attend the 2012 Annual Meeting. Whether or not you expect to attend the 2012 Annual Meeting in person, please vote your shares by using the Internet, by telephone, or by requesting a printed copy of the proxy materials and completing and returning by mail the proxy card or voting instruction card that you will receive in response to your request. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction card does not affect your right to vote in person, should you decide to attend the 2012 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors

George V. Saroglou

Chief Operating Officer

Athens, Greece

April 20, 2012

IMPORTANT

IN ORDER TO ENSURE THAT A QUORUM WILL BE REPRESENTED AT THE ANNUAL MEETING, WE URGE SHAREHOLDERS TO VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, BY TELEPHONE, OR BY REQUESTING A PRINTED COPY OF THE PROXY MATERIALS AND COMPLETING AND RETURNING BY MAIL THE PROXY CARD OR VOTING INSTRUCTION CARD THAT YOU WILL RECEIVE IN RESPONSE TO YOUR REQUEST. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. VOTING YOUR SHARES BY USING THE INTERNET, BY TELEPHONE, OR BY RETURNING THE PROXY CARD OR VOTING INSTRUCTION CARD WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE ANNUAL MEETING.

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

PROXY STATEMENT FOR THE 2012 ANNUAL MEETING OF SHAREHOLDERS

To be held on May 31, 2012

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Tsakos Energy Navigation Limited, a Bermuda company, for use at the 2012 Annual Meeting of Shareholders of the Company to be held at 15:00 (3:00 pm) Greek local time, Thursday, May 31, 2012, in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece and at any adjournments thereof.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL SHAREHOLDERS MEETING TO BE HELD ON May 31, 2012

As mentioned above in the Chairman’s letter, we are providing our proxy materials to our shareholders primarily over the Internet. On or about April 20, 2012, we will begin mailing a Notice of Internet Availability of Proxy Materials (the “Notice”) to our shareholders (other than those who previously requested printed copies or electronic delivery of our proxy materials) informing them that our 2012 Proxy Statement (the “Proxy Statement”), 2011 Annual Report and voting instructions are available online. The Notice will explain how our proxy materials can be accessed on the Internet and how shares can be voted. Our proxy materials will be available on a designated website that will be identified in the Notice. From that website, most shareholders will be able to view and/or print the proxy materials and vote their shares electronically. The Notice will also provide information regarding how shareholders may receive paper copies of the proxy materials, without charge, or electronic copies of the proxy materials via e-mail. This process will enable the Company to distribute its proxy materials electronically and, thereby, reduce the costs and environmental impact of printing and mailing paper copies of its proxy materials. Other shareholders have been mailed paper copies of our proxy materials. If you received our proxy materials by mail, the notice of the 2012 Annual Meeting of Shareholders, Proxy Statement and proxy card and 2011 Annual Report were enclosed.

The Notice of the 2012 Annual Meeting of Shareholders, Proxy Statement, proxy card and the Company’s 2011 Annual Report to Shareholders are also available on the Company’s website, http://www.tenn.gr. The Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) is also available at http://www.tenn.gr and can be accessed through the SEC’s Web site at http://www.sec.gov or reviewed and copied at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call (800) 732-0330 for further information on the Public Reference Room.

VOTING METHODS

Internet Voting

All shareholders of record may vote by accessing the following website address: http://www.proxyvoting.com/tnp.

All street name holders may vote on the Internet by following the instructions in the Notice or by accessing the following website address: http://www.proxyvote.com.

Telephone Voting

All shareholders of record may vote by calling the following toll-free telephone number: 1-866-540-5760. Please follow the voice prompts.

If you are a street name holder, and you requested to receive printed proxy materials, you may vote by telephone if your bank or broker makes that method available to you in the voting instruction card enclosed with the proxy materials that your bank or broker sends to you.

Vote by Mail

If you received a printed copy of the proxy materials, you can vote by completing the enclosed proxy card or voting instruction form and returning it in the return envelope provided. If you received a Notice, you can request a printed copy of the proxy materials by following the instructions contained in the Notice. If you voted by Internet or telephone, you do not need to return your proxy card or voting instruction form.

Shareholders of Record and Beneficial Owners

If your shares are registered directly in your name on the books of the Company maintained with the Company’s transfer agent, Computershare, you are considered the “shareholder of record” of those shares and the Notice will be mailed to you.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder), and the Notice is being forwarded to you by your broker, bank or nominee. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote and are also invited to attend the 2012 Annual Meeting. However, since you are not a shareholder of record, you may not vote these shares in person at the 2012 Annual Meeting unless you bring with you a legal proxy from the shareholder of record. A legal proxy may be obtained from your broker, bank or other nominee.

VOTING OF PROXY, REVOCATION

A proxy that is properly executed, whether on the Internet, by telephone or by mail, and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (1) for the election of Messrs. Mitropoulos, Paniguian and Patrinos as directors, (2) for the approval of the Company’s 2011 audited financial statements, (3) for the appointment of Ernst & Young (Hellas), Athens, Greece, as the Company’s auditors and to authorise the Audit Committee to set their remuneration, (4) for the approval of an equity incentive plan and (5) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2012 Annual Meeting. Any shareholder who votes by requesting a printed copy of the proxy materials and completing and returning by mail the proxy card or voting instruction card or by using the Internet or by telephone, may revoke his, her or its proxy or change his, her or its vote at any time before it is voted at the 2012 Annual Meeting by (A) delivering written notice to the Secretary of the Company of its revocation, (B) executing and delivering to the Secretary of the Company a later dated proxy by using the Internet, by telephone or by mail, or (C) by appearing in person at the 2012 Annual Meeting and voting his, her or its shares in person.

EXPENSES OF SOLICITATION

Proxies are being solicited by our Board. The expenses of the preparation of proxy materials and the solicitation of proxies for the 2012 Annual Meeting will be borne by the Company on behalf of the Board. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically, or other means, or by directors, officers and regular employees of the Company who will not receive additional compensation for such solicitations. If you choose to access the proxy materials and/or vote on the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. D.F. King Co. Inc. has been engaged by the Company to assist in the solicitation of proxies for a fee of $11,000, plus their costs and expenses. Although there is no formal agreement to do so, the Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the Notice and proxy materials to the beneficial owners of the Company’s Common Shares.

VOTING SECURITIES

Holders of the Company’s Common Shares as of the close of business on April 10, 2012 will be entitled to notice of, and to vote at, the 2012 Annual Meeting or any adjournments thereof. On that date there were 46,208,737 Common Shares outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2012 Annual Meeting. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters), of two shareholders of record will constitute a quorum at the 2012 Annual Meeting.

Assuming that a quorum is present at the 2012 Annual Meeting, directors will be elected by a plurality of the votes cast at the 2012 Annual Meeting by holders of Common Shares present in person or represented by proxy. Approval of other items at the 2012 Annual Meeting requires that the number of votes cast in favour of the action exceeds the number of votes cast in opposition to the action, whether in person or by proxy. Withholding authority to vote for directors and broker non-votes will not affect the election of directors or the outcome of the vote on other proposals.

BOARD OF DIRECTORS VOTING RECOMMENDATION

The Board of Directors recommends that shareholders vote FOR Item No. 1, the election of each nominee to the Board of Directors; FOR Item No. 2, the approval of the Company’s 2011 audited financial statements; FOR Item No. 3, the appointment of Ernst & Young (Hellas), Athens, Greece; as the Company’s auditors and to authorise the Audit Committee to set their remuneration; and FOR Item No. 4, the approval of an equity incentive plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Shares as of April 10, 2012 held by:

•	each person or entity that we know beneficially owns 5% or more of our Common Shares;

•	each of our officers, directors and director nominees; and

•	all of our directors, director nominees and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 46,208,737 Common Shares outstanding on April 10, 2012. Except as noted below, the address of all shareholders, officers, directors and director nominees identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	11,985,218	26.0%
Redmont Trading Corp.(1)	2,828,217	6.1%
First Tsakos Investments Inc.(1)	9,157,001	19.9%
Kelley Enterprises Inc.(1)	5,708,703	12.4%
Marsland Holdings Limited(1)	3,448,298	7.5%
Sea Consolidation S.A. of Panama(2)	3,952,232	8.6%
DePrince, Race & Zollo, Inc.(3)	3,650,891	7.9%
Intermed Champion S.A. of Panama(2)	1,755,200	3.8%

Officers and Directors	Number of Shares Beneficially Owned		Number of RSUs Granted
D. John Stavropoulos(4)	270,985	*	3,000	A
Nikolas P. Tsakos(5)	165,000	*	19,000	A
Michael G. Jolliffe	22,800	*	2,000	A
George V. Saroglou	41,000	*	7,000	A
Paul Durham	55,000	*	7,000	A
Peter C. Nicholson	31,900	*	2,000	A
Francis T. Nusspickel	13,350	*	2,000	A
William A. O’Neil	4,150	*	1,000	A
Richard L. Paniguian	—		—
Aristides A.N. Patrinos, Ph.D.	16,951	*	1,000	A
Takis Arapoglou	—		1,000	A
Vladimir Jadro	9,500	*	1,500	A
All officers and directors as a group (12 persons)(5)(6)	630,276	**	46,500	A

*	Represents less than 1% of the Common Shares outstanding.
**	Represents approximately 1.4% of the Common Shares outstanding.
A –	RSU Vesting Date. The RSUs granted to the officers will vest on: June 30, 2012. Although the shares for which these RSUs may be settled are not considered beneficially owned by the respective individuals, the RSUs are presented here as additional information because they represent an economic interest of the individuals in the Company’s common shares.
(1)

First Tsakos Investments Inc. (“First Tsakos”) is the sole holder of the outstanding capital stock of Kelley Enterprises Inc. (“Kelley”) and Marsland Holdings Limited (“Marsland”) and may be deemed to have shared voting and dispositive power of the common shares reported by Kelley and Marsland. Tsakos Holdings Foundation (“Tsakos Holdings”) is the sole holder of outstanding capital stock of First Tsakos and Redmont Trading Corp. (“Redmont”) and may be deemed to have shared voting and dispositive power of the common shares reported by Kelley, Marsland and Redmont. According to a Schedule 13D/A filed on February 15, 2012 by Tsakos Holdings, First Tsakos, Kelley, Marsland and Redmont, Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of six members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the six council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares. The business address of First Tsakos is 34 Efesou Street, Nea Smyrni, Athens, Greece. The business address of Kelley is 2nd Floor, Ansbacher House, Shirley & East Street North, P.O. Box N-4244, Nassau, Bahamas. The business address of Marsland is FGC Corporate Services Limited, 125 Main Street, PO Box 144, Road Town, Tortola, British Virgin Islands. The business address of Tsakos Holdings Foundation is Heiligkreuz 6, Vaduz, Liechtenstein. The business address of Redmont is 9 Nikodimon Street, Kastella, Piraeus, Greece.
(2)	According to the Schedule 13D/A filed on February 15, 2012 by Tsakos Holdings, First Tsakos, Kelley, Marsland and Redmont, as of February 15, 2012, Sea Consolidation S.A. of Panama (“Sea Consolidation”) and Intermed Champion S.A. of Panama (“Intermed”) beneficially owned 3,952,232 and 1,755,200 common shares, respectively. According to filings by Sea Consolidation and Intermed with the SEC pursuant to Section 13 of the Exchange Act, Panayotis Tsakos is the controlling shareholder of each of Sea Consolidation and Intermed and may be deemed to indirectly beneficially own the common shares held by Sea Consolidation and Intermed as a result of his control relationship with each entity. Panayotis Tsakos is the father of Nikolas Tsakos, our president and chief executive officer. The business address of each of Sea Consolidation, Intermed and Mr. Panayotis Tsakos is 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.
(3)	According to a Schedule 13G filed on February 14, 2012 by DePrince, Race & Zollo, Inc. (“DePrince”), as of December 31, 2011, DePrince beneficially owned 3,650,891 common shares. The business address of DePrince is 250 Park Avenue, Suite 250, Winter Park, Florida 32789.
(4)	Mr. Stavropoulos, individually or jointly with his spouse, owns 226,000 shares. In addition, 40,085 shares are held indirectly by his children. Mr. Stavropoulos has no economic interest in these 40,085 shares. Additionally, his siblings and in-laws collectively own 4,900 shares. Mr. Stavropoulos has no economic interest in these 4,900 shares.
(5)	Does not include shares owned by Tsakos Holdings, Kelley, Marsland, Redmont Trading Corp., Sea Consolidation or Intermed.
(6)	Mr. Mitropoulos, a director nominee, beneficially owns no Common Shares.

ITEM NO. 1 - ELECTION OF DIRECTORS

The Company’s Bye-laws provide that the Board will consist of not less than five nor more than 15 members, as determined from time-to-time by the Board. Following the 2012 Annual Meeting, the Board will consist of ten directors. Under the Company’s Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year.

Mr. O’Neil will complete his current term as director of the Company on May 31, 2012 and will not stand for re-election on the 2012 Annual Meeting. The Board has nominated Mr. Mitropoulos to stand for election together with Messrs. Paniguian and Patrinos who have been chosen by lot to retire and present themselves for re-election.

NOMINEES FOR ELECTION

Nominee	Age(1)	Position	Director Since

Efthimios E. Mitropoulos(3)	72	Director	Director Nominee
Richard L. Paniguian(3)	61	Director	2008
Aristides A.N. Patrinos(3), Ph.D. (3)	63	Director	2006

DIRECTORS CONTINUING IN OFFICE

Director	Age(1)	Position	Director Since

D. John Stavropoulos(2)(3)	79	Chairman of the Board	1994

Peter C. Nicholson(2)(3)	78	Director	1993

Michael G. Jolliffe	62	Deputy Chairman of the Board	1993

Francis T. Nusspickel(2)(3)	71	Director	2004

Takis Arapoglou(3)	61	Director	2010
George V. Saroglou	47	Vice President and Chief Operating Officer Director	2001

Nikolas P. Tsakos	48	President and Chief Executive Officer Director	1993

(1)	As of March 31, 2012
(2)	Member of Audit Committee
(3)	Member of Corporate Governance, Nominating and Compensation Committee

Nominees for Election

The Board of Directors recommends that shareholders vote FOR Item No. 1, the election of each of the following nominees to the Board of Directors.

EFTHIMIOS E. MITROPOULOS

DIRECTOR NOMINEE

Mr. Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialised agency responsible for the regulation of international shipping from the safety, security and environmental protection points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and re-elected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer retiring as a rear admiral, having represented Greece at IMO and various other international fora dealing with shipping matters over a twelve year period and having spent two years as Harbour Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmö, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including books on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Chairman of the Board of the “Maria Tsakos Foundation – International Centre for Maritime Research and Tradition.”

RICHARD L. PANIGUIAN, CBE

CURRENT DIRECTOR

Mr. Paniguian was appointed Head of UK Defence and Security Organisation, or DSO, in August 2008, which supports UK defence and security businesses seeking to export and develop joint ventures and partnerships overseas, as well as overseas defence and security businesses seeking to invest in the UK. Previously, Mr. Paniguian pursued a career with BP plc., where he worked for 37 years. He held a wide range of posts with BP, including, in the 1980s, as Commercial Director in the Middle East, Head of International Oil Trading in New York and Head of Capital Markets in London. In the 1990s he completed assignments as a Director of BP Europe, Chief Executive of BP Shipping and subsequently Head of Gas Development in the Middle East and Africa. In 2001 he was appointed Group Vice President for Russia, the Caspian, Middle East and Africa, where he was responsible for developing and delivering BP’s growth strategy in these regions. He played a leading role in support of the TNK-BP joint venture; in delivering the Baku Tbilisi Ceyhan pipeline project; in driving for new gas exploration in Libya, Egypt and Oman; and in completing BP’s first oil project in Angola. In 2007, he was appointed CBE for services to business. Between 2002 and 2007 he was Chairman of the Egyptian British Business Council, and between 2000 and 2002 President of the UK Chamber of Shipping. Mr. Paniguian has a degree in Arabic and Middle East politics and an MBA.

ARISTIDES A.N. PATRINOS, PH.D

CURRENT DIRECTOR

Dr. Patrinos has been instrumental in advancing the scientific and policy framework underpinning key governmental energy and environmental initiatives. Dr. Patrinos is currently the Senior Vice President for Corporate Affairs at Synthetic Genomics, Inc., a privately-held company dedicated to developing and commercializing clean and sustainable biofuels that alleviate our dependence on petroleum, enable carbon sequestration and reduce greenhouse gases. Dr. Patrinos joined Synthetic Genomics in February 2006 and served as President till February 2011. He served in the U.S. Department of Energy’s Office of Science from December 1988 to February 2006 as associate director of the Office of Biological and Environmental Research, overseeing the department’s research activities in human and microbial genome research, structural biology, nuclear medicine, and global environmental change. Dr. Patrinos played a historic role in the Human Genome Project, the founding of the DOE Joint Genome Institute and the design and launch of the DOE’s Genomes to Life Program, a research program dedicated to developing technologies to use microbes for innovative solutions to energy and environmental challenges. Dr. Patrinos is a Fellow of the American Association for the Advancement of Science and of the American Meteorological Society, and a Member of the American Geophysical Union, the American Society of Mechanical Engineers, and the Greek Technical Society. He is the recipient of numerous awards and honorary degrees, including three Presidential Rank Awards and two Secretary of Energy Gold Medals, as well as an honorary doctorate from the National Technical University of Athens. A native of Greece, Dr. Patrinos received his undergraduate degree from the National Technical University of Athens and a Ph.D. in mechanical engineering and astronautical sciences from Northwestern University.

Directors Continuing in Office

The following directors will continue in office:

D. JOHN STAVROPOULOS

CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. Mr. Stavropoulos was elected to the board of directors of Aspis Bank in Greece and served as its Chairman from July 2008 to April 2010. Mr. Stavropoulos was a director of CIPSCO from 1979 to 1992, an instructor of Economics and Finance at Northwestern University from 1962 to 1968, serves as a member on the EMEA Alumni Advisory Board of the Kellogg School of Management and is a Chartered Financial Analyst.

PETER C. NICHOLSON, CBE

DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builder. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990 to 2000) and Chairman of Carisbrooke Shipping Plc (from 1990 to 1999). He was a director of various companies in the Marsh Group of insurance brokers and remained a consultant to the company until recently. He has served on the boards of a variety of small companies, has been active in the administration of the

United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004. In 2010, Mr. Nicholson became partner and Chairman of a limited liability partnership, R.M.G. Wealth Management.

MICHAEL G. JOLLIFFE

DEPUTY CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Deputy Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation, shipbroking capital services, mining and telemarketing. Mr. Jolliffe is Chief Executive Officer of Titans Maritime Ltd, a shipping company set up in joint venture between Tsakos/Jolliffe families and Anchorage Capital, a N.Y. fund manager. He is also Chairman of the Wighams Group of companies owning companies involved in shipbroking, agency representation and capital markets businesses. Mr Jolliffe is also a director of InternetQ a telemarketing, multi player games and social content company quoted on the London AIM stock exchange as well as the Chairman of Papua Mining Plc, a gold and copper mining company quoted on the London AIM market. Michael Joliffe is also Chairman of StealthGas a shipping company owning 36 LPG ships and 4 product tankers and which is quoted on the NASDAQ stock exchange in New York.

FRANCIS T. NUSSPICKEL

DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He is a Certified Public Accountant licensed in several U.S. states. During his years with Arthur Andersen, he served as a member of their Transportation Industry Group and was worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and from 2004 to 2007 was Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. Mr. Nusspickel is also a Director of Symmetry Medical Inc., a New York Stock Exchange listed medical device manufacturer.

TAKIS ARAPOGLOU

DIRECTOR

Mr. Arapoglou joined EFG Hermes (the largest Investment bank in the Middle East, listed in Cairo and London) as CEO of Commercial Banking in October 2010. In 2011 he was elected Board member of EFG Hermes Holding. He was Chairman and CEO of the National Bank of Greece Group (NBG) from 2004 to 2009 and Chairman of the Hellenic Bankers Association from 2005 to 2009. Prior to joining NBG, Mr. Arapoglou was Global Head of the Banks & Securities Industry for Citigroup based in London (2000-2004). He has served in several international bank advisory boards in Europe and Africa and on the board of European Educational Foundations and Institutions including the Institute of Corporate Culture Affairs in Frankfurt, as Chairman. He is currently a member of the international advisory board of Tufts University in Boston, Chairman of the Business Advisory committee of the Athens University of Economics and Business, non executive Vice Chairman of Titan Cement SA, listed in Athens and non-executive board member of TEN Energy, Listed in the NYSE. He has degrees in Mathematics, Engineering and Management from the universities of Athens (Greece), Glasgow and Brunel (UK), respectively.

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou is a shareholder and director of Pansystems S.A., a leading Greek information technology systems integrator, where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University, Montreal in 1987 with a Bachelors Degree in Science (Mathematics). Mr. Saroglou is the cousin of Mr. Tsakos.

NIKOLAS P. TSAKOS

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management Limited. He has been involved in ship management since 1981 and has 36 months of seafaring experience. He is the former President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV) and a board member of Bank of Cyprus. He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City of London University Business School in 1987. In 2011, Mr. Tsakos was awarded an honorary doctorate from the City of London University Business School, for his pioneering work in the equity financial markets relating to shipping companies. Mr. Tsakos served as an officer in the Hellenic Navy in 1988. Mr. Tsakos is the cousin of Mr. Saroglou.

CORPORATE OFFICERS OF THE COMPANY

The corporate officers of the Company are appointed annually by the Board and serve at the discretion of the Board. The current corporate officers of the Company, their respective ages and positions are set forth below:

Name	Age	Position

Nikolas P. Tsakos	48	President and Chief Executive Officer

George V. Saroglou	47	Vice President and Chief Operating Officer

Paul Durham	61	Chief Financial Officer and Chief Accounting Officer

Vladimir Jadro	66	Chief Marine Officer

PAUL DURHAM

CHIEF FINANCIAL OFFICER

Mr. Durham joined the Tsakos Group in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a Fellow of the Institute of Chartered Accountants of England & Wales. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with public accounting firms Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983. Mr. Durham is a graduate in Economics from the University of Exeter, England.

VLADIMIR JADRO

CHIEF MARINE OFFICER

Mr. Jadro joined Tsakos Energy Navigation Limited in February 2006. He was appointed Chief Marine Officer of the Company in June 2006. Mr. Jadro was employed by Exxon/ExxonMobil Corp. from 1980 until 2004 in various technical and operational positions including operations, repairs, new building constructions, off shore conversions and projects of the marine department of ExxonMobil Corp. He was in charge of various tankers and gas carriers from 28,000 dwt to 409,000 dwt, and responsible for the company vetting system. He was also involved in the development of oil companies’ international “SIRE” vessel inspection system. From 1978 until 1980 he was employed by the Bethlehem Steel shipyard. From 1967 until 1977, Mr. Jadro was employed on various tankers starting as third engineer and advancing to Chief Engineer. Mr. Jadro is a member of the Society of Naval Architects and Marine Engineers (SNAME) and Port Engineers of New York.

CORPORATE GOVERNANCE

Our business is managed under the direction of the Board, in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. The Company’s Bye-laws provide that the Board will consist of not less than five nor more than 15 members, as determined from time-to-time by the Board. As of the date of this Proxy Statement, we had ten directors on our Board. Under our Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the directors who are to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where directors have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

During the fiscal year ended December 31, 2011, the full Board held four meetings, three in person and one via telephone conference. Each director attended all of the meetings of the Board. In addition, each director attended all of the meetings of committees of which the director was a member.

Independence of Directors

The foundation for the Company’s corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of the two Executive Directors (Messrs. Tsakos and Saroglou) and one Non-executive Director (Mr. Jolliffe), the Board believes that each of the other directors and the director nominee (Messrs. Stavropoulos, Nicholson, Nusspickel, O’Neil, Paniguian, Patrinos, Arapoglou and Mitropoulos) is independent under the standards established by the New York Stock Exchange (the “NYSE”) because none has a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Guidelines provide that:

•	A director cannot be independent if he or she fails to meet the objective requirements as to “independence” under the NYSE listing standards.

•

If a director meets the objective NYSE standards, he or she will be deemed independent, absent unusual circumstances, if in the current year and the past three years the director has had no related-party transaction or relationship with the Company or an “interlocking” relationship with another entity triggering disclosure under the SEC disclosure rules.

•

If a director who meets the objective NYSE independence requirements either has had a disclosable transaction or relationship or the Corporate Governance, Nominating and Compensation Committee requests that the Board consider any other circumstances in determining the director’s independence, the Board will make a determination of the director’s independence.

To promote open discussion among the independent directors, those directors met three times in 2011 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2012. Mr. Nicholson currently serves as the Presiding Director for purposes of these meetings.

Documents Establishing Our Corporate Governance

The Board and the Company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

•	a Code of Business Conduct and Ethics for Directors, Officers and Employees;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

These documents and other important information on our governance, including the Board’s Corporate Governance Guidelines, are posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide any of these documents in hard copy upon the written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

The Board has a long-standing commitment to sound and effective corporate governance practices. The Board’s Corporate Governance Guidelines address a number of important governance issues such as:

•	Selection and monitoring of the performance of the Company’s senior management;

•	Succession planning for the Company’s senior management;

•	Qualifications for membership on the Board;

•	Functioning of the Board, including the requirement for meetings of the independent directors; and

•	Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a very high standard of corporate governance.

Committees of the Board

The Board has established an Audit Committee, a Corporate Governance, Nominating and Compensation Committee, a Capital Markets Committee, a Risk Committee, an Operational and Environmental R&D Committee and a Chartering Committee.

Audit Committee

The members of the Audit Committee are Messrs. Nicholson, Nusspickel and Stavropoulos, each of whom is an independent Director. Mr. Nusspickel is the Chairman of the Audit Committee. The Audit Committee is governed by a written charter, which is approved and adopted annually by the Board. The Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held four meetings during the fiscal year ended December 31, 2011, three of which were in person and one via telephone conference. The Audit Committee is appointed by the Board and is responsible for, among other matters:

•	engaging the Company’s external and internal auditors;

•	approving in advance all audit and non-audit services provided by the auditors;

•	approving all fees paid to the auditors;

•	reviewing the qualification and independence of the Company’s external auditors;

•

reviewing the Company’s relationship with external auditors, including the consideration of audit fees which should be paid as well as any other fees which are payable to auditors in respect of non-audit activities, discussions with the external auditors concerning such issues as compliance with accounting standards and any proposals which the external auditors have made vis-à-vis the Company’s accounting standards;

•	overseeing the Company’s financial reporting and internal control functions;

•	overseeing the Company’s whistleblower’s process and protection; and

•	overseeing general compliance with related regulatory requirements.

The Board has determined that Messrs. Nusspickel and Stavropoulos, whose biographical details are included herein, each qualifies as an “audit committee financial expert” as defined under current SEC regulations and each is independent in accordance with SEC rules and the listing standards of the NYSE.

Corporate Governance, Nominating and Compensation Committee

The members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Arapoglou, Nicholson, Nusspickel, Paniguian, Patrinos and Stavropoulos, each of whom is an independent Director. It is expected that Mr. Mitropoulos will be appointed to the Committee immediately following his election to the Board. Mr. Nicholson is Chairman of the Committee. Mr. O’Neil has also served on this committee, including in 2011 and through the end of his term expiring at the 2012 Annual Meeting. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	assisting the Board and the Company’s management in establishing and maintaining a high standard of ethical principles;

•	ensuring appropriate independence of directors under NYSE and SEC rules;

•	identifying and nominating candidates for election to the Board and appointing the Chief Executive Officer and the Company’s senior management team;

•	designing the compensation structure for the Company and for the members of the Board and its various committees; and

•	designing and overseeing the short-term and long-term incentive compensation program of the Company.

During 2011, there were three meetings of the Corporate Governance, Nominating and Compensation Committee.

Capital Markets Committee

The members of the Capital Markets Committee are Messrs. Arapoglou, Jolliffe, Tsakos and Stavropoulos. Mr. Jolliffe is Chairman of the Capital Markets Committee. The Capital Markets Committee assists the Board and the Company’s management regarding matters relating to the raising of capital in the equity and debt markets, relationships with investment banks, communications with existing and prospective investors and compliance with related regulatory requirements.

Risk Committee

The members of the Risk Committee are Messrs. Arapoglou, Nicholson, Saroglou, Stavropoulos, Tsakos, and our chief financial officer, Mr. Durham. Mr. Stavropoulos is Chairman of the Risk Committee. The primary role of the Risk Committee is to assist the Board and the Company’s management regarding matters relating to insurance protection coverage of physical assets, third party liabilities, contract employees, charter revenues and officer and director liability. The Risk Committee also assists in the development and maintenance of commercial banking and other direct lender relationships, including loans and, when appropriate, interest rate hedging instruments.

Operational and Environmental R&D Committee

The members of the Operational and Environmental R&D Committee are Messrs. Jolliffe (as of September 27, 2011), Nusspickel and Patrinos. It is expected that Mr. Mitropoulos will be appointed to the Committee immediately following his election to the Board. The committee also includes the Deputy Chairman of Tsakos Shipping, Mr. Vasilis Papageorgiou. Mr. Papageorgiou is not a director or officer of our Company. Mr. O’Neil who retires upon completion of his current term on May 31, 2012 was the Chairman of the Operational and Environmental R&D Committee. A new Chairman will be selected in the May 31, 2012 committee meeting. The primary role of the Operational and Environmental R&D Committee is to draw the attention of the Board and the Company’s management to issues of concern regarding the safety of crew and vessel and the impact of the maritime industry on the environment, to provide an update on related legislation and technological innovations, and more specifically highlight areas in which the Company itself may play a more active role in being in the forefront of adopting operational procedures and technologies that will ensure maximum safety for crew and vessel and contribute to a better environment.

Chartering Committee

The members of the Chartering Committee are Messrs. Stavropoulos, Saroglou and Tsakos. Mr. Tsakos is Chairman of the Chartering Committee. The Chartering Committee assists the Board and the Company’s management regarding the strategies of fleet employment, fleet composition and the general structuring of charter agreements.

How to Contact the Board and its Committees

We have established a process by which shareholders can contact our Board, including any committee of the Board or the independent members of the Board.

To contact the Board or a committee of the Board or the independent members of the Board, you may write to the following address:

TSAKOS ENERGY NAVIGATION LIMITED

c/o Chairman of the Corporate Governance, Nominating

and Compensation Committee

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

•	All concerns and complaints will be received and processed by the Company’s Chief Operating Officer and/or the Company’s Internal Auditor.

•	Priority will be assigned to communications involving an allegation of a threat to a person, property or the environment, and to on-going or time-sensitive issues.

•	If you have provided your name, or have received a control number to permit anonymous or confidential treatment, you will receive a response to your communication by telephone or in writing.

•

The Chairman of the Board or the Chairman of the Corporate Governance, Nominating and Compensation Committee will decide whether to forward your communication to other Directors, including the Executive Directors, taking into account the substance of the communication and any request that may have been made regarding such dissemination.

•

Any proposal that a shareholder intends to present at the 2013 Annual Meeting of Shareholders of the Company, including nominations to the Board, must be received by the Chairman of the Corporate Governance, Nominating and Compensation Committee at the above address no later than December 21, 2012 for inclusion in the Company’s Proxy Statement and proxy for such meeting and must be otherwise in compliance with applicable SEC regulations. If a shareholder intends to present a proposal at the 2013 Annual Meeting of Shareholders of the Company, but does not seek to have the proposal included in the Company’s Proxy Statement, for purposes of SEC regulations, notice must be received by the Company at its principal executive offices no later than March 6, 2013. Use of certified mail is suggested.

To enable directors to attend the Annual Meeting of Shareholders, the Board has established a practice of scheduling a regular Board meeting to coincide with the Annual Meeting. In 2011, all directors attended the Annual Meeting of Shareholders.

COMPENSATION DISCUSSION AND ANALYSIS

Board Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. Since we have no salaried executive employees, we have not included a report on executive officer compensation in this Proxy Statement. For the year ended December 31, 2011, the aggregate cash compensation of all of the members of the Board was $590,000 as per the following annual fee allocation which was approved by the shareholders of the Company on June 3, 2011:

•	Service on the Board - $50,000

•	Service on the Audit Committee - $ 20,000

•	Service on the Capital Markets Committee - $10,000

•	Service on the Operational and Environmental R&D Committee - $10,000

•	Service as Chairman on the Corporate Governance, Nominating and Compensation Committee - $10,000

•	Service as Chairman of the Operational and Environmental R&D Committee - $10,000

•	Service as Chairman of the Audit Committee - $20,000

•	Service as Chairman of the Capital Markets Committee - $20,000

•	Service as Chairman of the Board - $40,000

No fees were paid for service on the Corporate Governance, Nominating and Compensation Committee, Risk Committee and Chartering Committee.

We do not provide benefits for directors upon termination of their service with us.

Management Company

Our senior managers, other than Mr. Tsakos, receive salaried compensation from Tsakos Energy Management, which receives a monthly management fee from us pursuant to the management agreement to provide overall executive and commercial management of its affairs.

We prepay or reimburse our technical manager at cost for all vessel operating expenses payable by them in their capacity as technical manager of our fleet. At July 1, 2010, TCM took over the technical management of most of our vessels from Tsakos Shipping. At December 31, 2011, outstanding advances to TCM amounted to $1.6 million. At December 31, 2011, there was an amount due from Tsakos Shipping of $0.1 million.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to TCM for its services as technical manager of our fleet. Prior to July 1, 2010, Tsakos Energy Management paid Tsakos Shipping a management fee for such services. Under the terms of our management agreement with Tsakos Energy Management, we paid Tsakos Energy Management management fees of $15.3 million and supervisory fees of $0.6 million relating to the construction of our vessels in 2011. An additional amount of $1.2 million was paid in fees directly by the Company to TCM for extra services provided or arranged by TCM in relation to information technology services and application of corporate governance procedures required by the Company. No incentive award was payable to Tsakos Energy management for 2011. An incentive award amounting to $425,000 was payable at December 31, 2010 to Tsakos Energy Management for 2010.

Management Agreement

Our management agreement with Tsakos Energy Management was amended and restated on March 8, 2007 and has a term of ten years from the effective date of January 1, 2007. Tsakos Energy Management may terminate the management agreement at any time upon not less than one year’s notice. In addition, each party may terminate the management agreement in the following circumstances:

•	certain events of bankruptcy or liquidation involving either party;

•	a material breach by either party; or

•

a failure by either party, for a continuous period of six months, materially to perform under circumstances resulting from war, governmental actions, riot, civil commotion, weather, accident, labor disputes or other causes not in the control of the non-performing party.

Moreover, following a change in control of us, which would occur if at least one director were elected to our board without having been recommended by our existing board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2011 would have resulted in a payment of approximately $135 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management Limited, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of our vessels. These fees are based on the number of ships in our fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which is 18 to 24 months before the vessel begins to earn revenue for us. For 2012, monthly fees for operating vessels will be $27,500 per owned vessel and $20,400 for chartered-in vessels. The monthly fee for the LNG carrier will be $35,000 from April, 2012. We paid Tsakos Energy Management aggregate management fees of $15.2 million in 2011, $13.8 million in 2010 and $13.0 million in 2009.

Management Compensation

Messrs. Tsakos, Saroglou, Durham and Jadro serve as President and Chief Executive Officer, Vice President and Chief Operating Officer, Chief Financial Officer, and Chief Marine Officer, respectively. Such individuals are employees of Tsakos Energy Management and, except for the equity compensation discussed below, are not directly compensated by the Company.

The Corporate Governance, Nominating and Compensation Committee has adopted a short-term performance incentive program for Tsakos Energy Management based on the return on equity (R.O.E.) measured by the book value per share at the beginning of each fiscal year and basic earnings per share for that year.

The Corporate Governance, Nominating and Compensation Committee established the incentive award scale, and the Company’s Board approved the final award, for fiscal years 2007, 2008 and 2009, as follows:

R.O.E	Amount of award in US $ millions
	2007	2008	2009
15.0%	1.50	2.50	3.00
17.5%	2.25	3.25	4.00
20.0%	3.00	4.00	5.50
22.5%	3.75	4.75	—
25.0%	4.50	5.50	—
Final award	4.00	4.75	0.00

The awards were given to Tsakos Energy Management and were distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return of equity of 24.2% in 2007 and 23.7% in 2008. The ultimate award of the management incentive award is always at the sole discretion of the Company’s Board.

Additionally in 2009, if the R.O.E. was less than 15.0% but greater than 10.0% then an alternative award was possible if the Company’s R.O.E. exceeded the average R.O.E. of its peers (Overseas Shipholding Group, Inc. and Teekay Corporation). In such case, the Board could have elected to award a bonus of $1.5 million. However, as the 2009 R.O.E. was less than 10%, no incentive award was approved by the Company’s Board of Directors.

A scale was not set for 2010 and 2011. However, for 2010 the Corporate Governance, Nominating and Compensation Committee recommended a special award of $425,000 to be distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping. No such award has been recommended for 2011. A scale has not been set for 2012.

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel is on a bareboat charter-out (Millennium), or the vessels, or crewing of the vessels, are under third-party management arranged by our technical managers. All owning-companies are subsidiaries of Tsakos Energy Navigation Limited. Approximately 1,018 officers and crew members served on board the vessels we own and are managed by our technical managers as of December 31, 2011.

Share Ownership

The Common Shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Security Ownership of Certain Beneficial Owners and Management” above.

Stock Compensation Plan

We currently have one equity incentive plan, the Tsakos Energy Navigation Limited 2004 Incentive Plan (the “2004 Plan”), which was adopted by our Board and approved by our shareholders at the 2004 Annual Meeting of shareholders. This plan permits us to grant share options or other share based awards to our directors and officers, to the officers of our vessels, and to the directors, officers and employees of our manager, Tsakos Energy Management, and our commercial manager, Tsakos Shipping. The purpose of the 2004 Plan is to provide a means to attract, retain, motivate and reward our present and prospective directors, officers and consultants of the Company and its subsidiaries, and the officers of our vessels and the employees of the management companies providing administrative, commercial, technical and maritime services to, or for the benefit of, the Company, its subsidiaries and their vessels by increasing their ownership in our Company. Awards under the 2004 Plan may include options to purchase our common shares, restricted share awards, other share-based awards (including share appreciation rights granted separately or in tandem with other awards) or a combination thereof. The 2004 Plan is administered by our Corporate Governance, Nominating and Compensation Committee. Such committee has the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2004 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2004 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same. The 2004 Plan authorizes the issuance of up to 1,000,000 common shares in the form of RSUs or options. Movements of RSUs under the 2004 Plan though December 31, 2011, are as follows:

		Issued	Forfeited	Vested	Non-Vested (as of December 31, 2011)

2006	Directors and officers (D&O)	21,000

2007	D&O and ships’ officers	190,650		(21,000)

	Other personnel	394,000

2008	D&O and ships’ officers		(3,200)	(96,050)

	Other personnel		(7,800)	(194,600)

2009	D&O	67,800	(1,300)	—

	Other personnel	54,000	(4,000)	—

2010	D&O	69,000	(2,100)	(130,450)

	Other personnel	76,000	(1,000)	(211,200)

2011	D&O	12,000	—	(62,250)

	Other personnel	—		(65,000)

	Total	884,450	(19,400)	(780,550)	84,500

As of December 31, 2011, the weighted average remaining contractual life of outstanding (non-vested) RSUs is 0.5 years. The unvested RSUs are scheduled to vest on June 30, 2012 (84,500). The GNC Committee approved in the March 9, 2012 meeting the distribution of 21,000 RSUs to the independent directors (excluding Mr. Paniguian) that will vest on June 30, 2013 and the distribution of 115,000 RSUs to the executive directors, officers and key personnel of TEM and TST that will vest on December 31, 2013. The above RSU distribution exhausts the authority under the 2004 Plan. The GNC Committee recommends to the shareholders the approval of a new incentive plan (the 2012 Plan), as described in Item No. 4 below, authorizing the issuance of up to 1,000,000 common shares in the form of RSUs or options. Total compensation expense recognized for the year ended December 31, 2011 was $0.8 million and for the year ended December 31, 2010, $1.1 million. On November 14, 2007, the Company paid a 100% common share dividend which effected a two-for-one split of the Company’s common shares. RSUs that were unvested on that date were adjusted for the share dividend.

REPORT OF THE CORPORATE GOVERNANCE, NOMINATING AND COMPENSATION COMMITTEE

We have reviewed the Compensation Discussion Analysis included herein and have recommended to the Board of Directors that it be included in this Proxy Statement.

THE CORPORATE GOVERNANCE, NOMINATING

AND COMPENSATION COMMITTEE

Peter C. Nicholson - Chairman

D. John Stavropoulos - Member

Takis Arapoglou - Member

Francis T. Nusspickel - Member

William A. O’Neil - Member

Richard L. Paniguian - Member

Aristides A.N. Patrinos - Member

REPORT OF THE AUDIT COMMITTEE

The Tsakos Energy Navigation Audit Committee of the Board is composed entirely of non-management directors. The members of the Audit Committee meet the independence and financial literacy requirements set forth by the SEC and the NYSE and that Francis T. Nusspickel and D. John Stavropoulos each qualify as an “audit committee financial expert” as defined by the SEC.

The Audit Committee of the Board operates pursuant to a written charter, which may be accessed through the Investor Relations section of the Company’s website at http://www.tenn.gr. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis.

The Company’s Management team has the primary responsibility of the financial statements and the reporting process, including the system of internal controls. As part of the Audit Committee’s oversight function, the Audit Committee:

•

Reviewed and discussed the Company’s annual audited financial statements and quarterly financial statements, including the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Form 20-F for the year ended December 31, 2011, with Company management and Ernst & Young (Hellas), its Independent Auditors.

•

The Committee also reviewed related issues and disclosure items, including the Company’s earnings press releases, and performed its regular review of critical accounting policies and the processes by which the Company’s Chief Executive Officer and Chief Financial Officer certify the information contained in its quarterly and annual filings.

•

Discussed with Ernst & Young (Hellas) the matters required to be discussed by Statement No. 61, as amended (AICPA , Professional Standards, Vol. 1 AU section 380), as adopted by the Public Company Accounting Oversight Board. The Committee also received the written disclosures and letter from Ernst & Young (Hellas) required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young’s communications with the Audit Committee concerning independence and discussed with Ernst & Young (Hellas) their independence and related matters. Discussion with Ernst & Young (Hellas) also included staffing, audit results for 2011 and audit plans for 2012.

During the year 2011, the Audit Committee held four meetings, three of which were in person. During such in person meetings, the Audit Committee met with representatives of Ernst & Young (Hellas), both with management present and in private sessions without management present, to discuss the results of the audit and to solicit their evaluation of the Company’s accounting principles, practices and judgments applied by management and the quality and adequacy of the Company’s internal controls. At such in person meetings, the Audit Committee also met in private sessions with the Head of Internal Audit, who reports directly to the Audit Committee, to discuss the audit results for 2011 and audit plans for 2012. The Audit Committee continually reviews specific areas of risk management with the Company.

In performing the above described functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of Company management and the independent public accounting firm, which, in their report, expresses an opinion on the conformity of the Company’s annual financial statements to accounting principles generally accepted in the United States.

In addition, in reliance upon the reviews and discussions as outlined above, the Audit Committee recommended, and the Board of Directors approved, the inclusion of the Company’s audited financial statements in its annual report on Form 20-F for the year ended December 31, 2011 for filing with the SEC and presentation to the Company’s shareholders. The Audit Committee also approved, subject to shareholder ratification, the selection of Ernst & Young (Hellas) as the Company’s independent registered public accounting firm for the fiscal year 2012.

THE AUDIT COMMITTEE

Francis T. Nusspickel - Chairman

Peter C. Nicholson - Member

D. John Stavropoulos - Member

Notwithstanding anything to the contrary set forth in any of our previous or future filings with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might “incorporate by reference” future or previous filings, including this Proxy Statement, in whole or in part, the above “Report of the Audit Committee” shall not be incorporated by reference into any such filings, nor shall it be deemed to be soliciting material or deemed filed with the SEC under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended.

This Proxy Statement also includes references to our and the SEC’s website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this Proxy Statement.

Independent Registered Public Accountants

The accounting firm of Ernst & Young (Hellas), Athens, Greece served as the Company’s independent registered public accounting firm for the years ended December 31, 2011 and December 31, 2010.

Principal Accounting Fees and Services

An aggregate amount of Euro 672,846 was billed and accrued for fiscal year 2011 relating to fees for audit and tax advisory services performed by Ernst & Young (Hellas), Athens, Greece. In 2010, fees for audit and tax advisory services were Euro 768,394. Audit fees consist of the audit of our annual financial statements, services rendered in connection with registration of securities and related comfort letters, consents related to SEC registration statements, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits and financial audits of subsidiaries.

The Audit Committee Charter sets forth the Company’s policy regarding retention of the independent auditors, requiring the Audit Committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services. The Chairman of the Audit Committee, or in the absence of the Chairman, any member of the Audit Committee designated by the Chairman, has authority to approve in advance any lawfully permitted non-audit services. The Audit Committee is authorised to establish other policies and procedures for the pre-approval of such services. Where non-audit services are approved under delegated authority, the action must be reported to the full Audit Committee at its next regularly scheduled meeting.

ITEM NO. 2 - APPROVAL OF AUDITED FINANCIAL STATEMENTS

The Board, acting on the recommendation of the Audit Committee, recommends the approval by the Company’s shareholders of the audited financial statements for the fiscal year ended December 31, 2011, together with the report of the Company’s auditors, Ernst & Young (Hellas), Athens, Greece. Representatives of Ernst & Young (Hellas), Athens, Greece are expected to be present at the 2012 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from shareholders.

ITEM NO. 3 - APPOINTMENT OF AUDITORS

The Audit Committee of the Board, subject to the approval of the Company’s shareholders, as required by the Companies Act, has appointed the firm of Ernst & Young (Hellas), Athens, Greece, independent certified public accountants, as auditors of the Company for the year ending December 31, 2012.

The Board, acting on the recommendation of the Audit Committee, recommends approval by the Company’s shareholders of this Item No. 3, the appointment of Ernst & Young (Hellas), Athens, Greece as auditors of the Company for the fiscal year ending December 31, 2012 and authorization of the Audit Committee to set their remuneration.

ITEM NO. 4 - APPROVAL OF ADOPTION OF THE COMPANY’S NEW EQUITY INCENTIVE PLAN

Our Board has adopted the Tsakos Energy Navigation Limited 2012 Incentive Plan (the “2012 Plan”), subject to shareholder approval. The 2012 Plan will replace the Tsakos Energy Navigation Limited 2004 Incentive Plan (the “2004 Plan”) upon exhaustion of the limited number of shares remaining available for awards thereunder. As of the date of this Proxy Statement, no awards have been granted under the 2012 Plan. The 2012 Plan will enable us to continue to use restricted shares as a means to attract, retain and motivate key personnel, and will also allow us to use options and other share-based awards to achieve these goals.

The 2012 Plan is attached as Exhibit A to this Proxy Statement, and the description of the 2012 Plan contained herein is qualified in its entirety by reference to Exhibit A.

Material Features of the 2012 Plan

Purpose. The purpose of the 2012 Plan is to provide a means to attract, retain motivate and reward our present and prospective directors, officers, consultants and the employees of the Company, its subsidiaries and the management companies providing administrative, commercial, technical and maritime services to, or for the benefit of, the Company, its subsidiaries and their vessels by increasing their ownership in our Company.

Administration. The 2012 Plan will be administered by our Corporate Governance, Nominating and Compensation Committee or a special committee designated by our Board (the “Committee”). The Committee will have the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2012 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2012 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same.

Awards. Awards under the 2012 Plan may include options to purchase our Common Shares, restricted shares, other share-based awards (including share appreciation rights granted separately or in tandem with other awards) or a combination thereof. We have historically granted predominately RSUs and generally plan to do so in the future. The exercise price at which our Common Shares may be purchased pursuant to the grant of an option under the 2012 Plan is the fair market value (as defined in the 2012 Plan) of our Common Shares on the date of grant of the option. Subject to the terms of the 2012 Plan and the applicable award agreement, awards may be settled in Common Shares, cash, other awards or property and may be made in a single payment or transfer, in installments or on a deferred basis, as determined by the Committee. The Company and any subsidiary or joint venture is authorized to withhold from an award granted or to be settled and any delivery of Common Shares in connection with an award, any other payment relating to an award, or any payroll or other payment to a participant any withholding and other taxes due or potentially payable in connection with any award. The Committee may amend, suspend, discontinue or terminate any award, provided however, that no such action may materially impair the rights of a participant under any award without such participant’s consent.

Shares Available for Issuance under the 2012 Plan. The number of Common Shares that may be issued under the 2012 Plan may not exceed 1,000,000. If any Common Shares issued under the 2012 Plan are forfeited, such shares will again be available for issuance under the 2012 Plan.

Adjustments; Corporate Transactions. The maximum number of Common Shares that may be issued under the 2012 Plan, the number of Common Shares covered by outstanding awards, the kind of shares issued under the 2012 Plan and outstanding awards, and the exercise price, grant price, purchase price or other price per share relating to outstanding awards are subject to mandatory adjustment or substitution, as determined by the Committee in its sole discretion, as to the number, price or kind of a shares or other consideration subject to such award or as otherwise determined by the Committee to be equitable (i) in the event of any changes in the outstanding Common Shares or in our capital structure by reason of a share dividend, spinoff, share split, reverse share split, amalgamation, recapitalization, reorganization, combination, merger, reclassification or share exchange affecting the Common Shares as a class or (ii) to reflect any increase or decrease in the number of, or change in the kind or value of, issued Common Shares to preclude, to the extent practicable, dilution or enlargement of the rights awarded to, or available for, participants, or which otherwise warrants equitable adjustment because it interferes with the intended operation of the 2012 Plan, including in the event of a change of control of the Company, or is required under applicable law.

Except as otherwise may be provided in an award agreement and unless otherwise specifically prohibited under applicable laws or by the rules and regulations of any governing governmental agencies or national securities exchanges, upon the consummation of (i) a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity’s securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not stockholders of the Company immediately prior to such merger, consolidation or other reorganization, (ii) the sale, transfer or other disposition of all or substantially all of the Company’s assets, in each case, that is approved by the stockholders (a “Corporate Transaction”), the Committee is authorized (but not obligated) to make adjustments in the terms and conditions of outstanding awards, including without limitation the following (or any combination thereof):

(i)	continuation or assumption of such outstanding awards by the Company (if it is the surviving company or corporation) or by the surviving company or corporation or its parent;

(ii)	substitution by the surviving company or corporation or its parent of awards with substantially the same terms for outstanding awards (excluding the consideration payable upon settlement of the awards);

(iii)	accelerated exercisability and/or lapse of restrictions under outstanding awards immediately prior to the occurrence of such event;

(iv)	upon written notice, provide that any outstanding awards must be exercised, to the extent then exercisable or that would become exercisable upon the occurrence of such Corporate Transaction, during a reasonable period of time immediately prior to the scheduled consummation of the event or such other period as determined by the Committee (contingent upon the consummation of the event), and at the end of such period, such awards shall terminate to the extent not so exercised within the relevant period; and

(v)	cancellation of all or any portion of outstanding awards for fair value (in the form of cash, Common Shares, other property or any combination thereof) as determined in the sole discretion of the Committee and which fair value may be zero; provided, that, in the case of options and SARs or similar awards, the fair value may equal the excess, if any, of the value of the consideration to be paid in the Corporate Transaction to holders of the same number of Common Shares subject to such awards (or, if no such consideration is paid, fair market value of the Common Shares subject to such outstanding awards or portion thereof being canceled) over the aggregate exercise price or grant price, as applicable, with respect to such awards or portion thereof being canceled.

No Repricing of Options or Share Appreciation Rights (“SARs”). The Committee may not reprice options or SARs, nor may the Board amend the 2012 Plan to permit repricing of options or SARs, without shareholder approval. The term “repricing” refers to amendments designed to reduce the exercise price of outstanding options or the base amount of outstanding SARs or the cancellation of outstanding options or SARs in exchange for cash, other awards or options or SARs with an exercise price or base amount, as applicable, that is less than the exercise price or base amount, as applicable, of the original award. Adjustments to the exercise price or number of Common Shares subject to an option or SAR to reflect the effects of a share split or other corporate transaction will not constitute a “repricing.”

Company Trading and Other Policies. All awards made under the 2012 Plan are subject to the applicable provisions of our share trading policies and other policies such as clawback or recoupment policies, that may be implemented and approved by the Board, as such policy may be in effect from time to time.

Amendment and Termination of the 2012 Plan. The Board may amend, suspend, discontinue or terminate the 2012 Plan or the Committee’s authority to grant awards under the 2012 Plan at any time, subject to shareholder approval if such approval is required under applicable laws or stock exchange requirements. No such action may materially impair the rights of any participant under any award without such participant’s consent.

New Plan Benefits and Participants. Awards to participants under the 2012 Plan are indeterminable at this time because they are subject to the Committee’s discretion. As a result, it is currently not possible to predict the number of Common Shares that will be awarded or who will receive awards under the 2012 Plan after the Annual Meeting. Because the number of participants may change over time and because the selection of participants is discretionary, it is impossible to determine the number of persons who will be eligible for awards under the 2012 Plan during its term.

Outstanding Awards under the 2004 Plan

The 2010 Plan is in addition to our 2004 Plan. As of the date hereof, 134,950 common shares remain available for awards under the 2004 Plan. As of the date hereof, there are 84,500 unvested RSUs under the 2004 Plan, which are scheduled to vest on June 30, 2012. Awards granted under our 2004 Plan will continue to be governed by such plan.

The Board recommends that you vote for the adoption of the 2012 Plan.

ANNUAL REPORT TO SHAREHOLDERS

The Company’s 2011 Annual Report, which includes its audited consolidated financial statements for the fiscal year ended December 31, 2011, is available on the Company’s website, http://www.tenn.gr and can be accessed through the SEC’s Web site at http://www.sec.gov.

George V. Saroglou

Chief Operating Officer

April 20, 2012

Appendix A

TSAKOS ENERGY NAVIGATION LIMITED

2012 INCENTIVE PLAN

1.	Purpose of the Plan

The purpose of this 2012 Incentive Plan (the “Plan”) is to advance the interests of the Company and its shareholders by providing a means to attract, retain, and reward present and prospective directors, officers, consultants and the other employees of the Company, any of its subsidiaries and the Management Companies, and to enable such persons to acquire or increase a proprietary interest in the Company in order to promote a closer identity of interests between such persons and the Company’s shareholders.

2.	Definitions

The definitions of awards under the Plan, including Options, Restricted Shares and other awards are set forth in Section 6. Such awards are collectively referred to herein as “Awards.” Capitalized terms not otherwise defined herein shall have the meaning set forth in this Section.

2.1	“Beneficiary” means the person(s) or trust(s) which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant’s death. If, upon a Participant’s death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the person(s) or trust(s) entitled by will or the laws of descent and distribution to receive such benefits.

2.2	“Board” means the Board of Directors of the Company.

2.3	“Committee” means the Corporate Governance, Nominating and Compensation Committee of the Board or any other committee designated by the Board to administer the Plan, and the term “Committee” shall refer to the full Board in any case in which it is performing any function of the Committee under the Plan.

2.4	“Company” means Tsakos Energy Navigation Limited, a corporation organized under the laws of Bermuda.

2.5	“Corporate Transaction” means, except as may otherwise be provided in a Participant’s Award agreement, the occurrence of any of the following stockholder approved transactions:

(a)	The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity’s securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not stockholders of the Company immediately prior to such merger, consolidation or other reorganization; or

(b)	The sale, transfer or other disposition of all or substantially all of the Company’s assets.

2.6	“Director” means a duly elected member of the Company’s Board of Directors.

2.7	“Fair Market Value,” means, with respect to Shares or Awards, the fair market value of such Shares or Awards, determined by such methods or procedures as shall be established from time to time by the Committee. Unless otherwise determined by the Committee, the Fair Market Value of a Share as of any given date means the closing sales price of a Share on the New York Stock Exchange during regular trading hours for that date or, if no sale occurred on that date, on the latest preceding day on which a sale occurred, as reported by a reliable reporting service.

2.8	“Management Company” means any company or entity that is providing administrative, commercial, technical or other services to, or for the benefit of, the Company, its subsidiaries and their vessels.

2.9	“Participant” means any present or prospective director, officer, consultant or other employee of the Company, any of the Company’s subsidiaries or joint ventures or any of the Management Companies, who has been granted an Award under the Plan.

2.10	“Shares” means a common share, par value $1.00 per share, of the Company and such other securities as may be substituted or resubstituted for Shares pursuant to Section 5.2.

3.	Administration

3.1	Authority of the Committee. The Plan shall be administered by the Committee. The Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of the Plan:

(a)	to select persons to whom Awards may be granted;

(b)	to determine the type or types of Awards to be granted to each Participant;

(c)	to determine the number of Awards to be granted, the number of Shares to which an Award will relate, all other terms and conditions of any Award granted under the Plan (including, but not limited to, any exercise price, grant price, or purchase price, any restriction or condition, any schedule or performance conditions for the lapse of restrictions or conditions relating to transferability, forfeiture, exercisability, or settlement of an Award, and accelerations or modifications thereof, based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

(d)	to determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(e)	to determine whether, to what extent, and under what circumstances cash, Shares, other Awards, or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee, or at the election of the Participant;

(f)	to prescribe the form of each Award agreement, which need not be identical for each Participant;

(g)	to adopt, amend, suspend, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

(h)	to correct any defect or error or supply any omission or reconcile any inconsistency in the Plan or in any Award and to construe and interpret the Plan and any Award, rules and regulations, Award agreement, or other instrument hereunder; and

(i)	to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

3.2	Manner of Exercise of Committee Authority. Any action of the Committee with respect to the Plan shall be final, conclusive, and binding on all persons, including the Company, the Management Companies, Participants, any person claiming any rights under the Plan or any Award from or through any Participant, and shareholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. Other provisions of the Plan notwithstanding, the Board may perform any function of the Committee under the Plan for any reason.

3.3	Limitation of Liability. Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him by any officer or other employee of the Company or any subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant, legal counsel, or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, nor any officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on behalf of the Committee or members thereof shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

4.	Eligibility

Persons who are eligible to be granted Awards under the Plan include present and prospective directors, officers, consultants, and other employees of the Company, any subsidiaries or joint ventures of the Company and any of the Management Companies.

5.	Plan Limit; Adjustments

5.1	Aggregate Number of Shares Available for Awards. Subject to adjustment as provided in Section 5.2, the total number of Shares that may be issued under the Plan shall not exceed one million (1,000,000) (the “Plan Limit”). If any Shares issued under the Plan are forfeited, any such Shares will again become available for issuance under the Plan.

5.2	Adjustments; Corporate Transactions.

(a)

If there is any change in the number or kind of Shares outstanding by reason of a share dividend, spinoff, share split or reverse share split or by reason of an amalgamation, combination, merger, reorganization, recapitalization, reclassification or share exchange, affecting the outstanding Shares as a class, the number of shares covered by outstanding Awards, the kind of Shares issued under the Plan and outstanding Awards, and the exercise price, grant price, purchase price or other price per share relating to outstanding Awards shall be equitably adjusted by the Committee, as the Committee deems appropriate, to reflect any increase or decrease in the number of, or change in the kind or value of, issued Shares to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under Awards; provided, however, that any fractional Shares resulting from such an adjustment shall be eliminated. In addition, the Committee shall have discretion to make the foregoing equitable adjustments in any circumstances in which an adjustment is not mandated by this Section 5.2 or applicable law. Any adjustments determined by the Committee shall be final, binding and conclusive.

(b)	Upon the occurrence of a Corporate Transaction, unless otherwise specifically prohibited under applicable laws or by the rules and regulations of any governing governmental agencies or national securities exchanges, or unless the Committee shall specify otherwise in the Award agreement, the Committee is authorized (but not obligated) to make adjustments in the terms and conditions of outstanding Awards, including without limitation the following (or any combination thereof): (i) continuation or assumption of such outstanding Awards under the Plan by the Company (if it is the surviving company or corporation) or by the surviving company or corporation or its parent; (ii) substitution by the surviving company or corporation or its parent of awards with substantially the same terms for outstanding Awards (excluding the consideration payable upon settlement of the Awards); (iii) accelerated exercisability and/or lapse of restrictions under outstanding Awards immediately prior to the occurrence of such event; (iv) upon written notice, provide that any outstanding Awards must be exercised, to the extent then exercisable or that would become exercisable upon the occurrence of such Corporate Transaction, during a reasonable period of time immediately prior to the scheduled consummation of the event or such other period as determined by the Committee (contingent upon the consummation of the event), and at the end of such period, such Awards shall terminate to the extent not so exercised within the relevant period; and (v) cancellation of all or any portion of outstanding Awards for fair value (in the form of cash, Shares, other property or any combination thereof) as determined in the sole discretion of the Committee and which fair value may be zero; provided, that, in the case of Options and SARs or similar Awards, the fair value may equal the excess, if any, of the value of the consideration to be paid in the Corporate Transaction to holders of the same number of Shares subject to such Awards (or, if no such consideration is paid, Fair Market Value of the Shares subject to such outstanding Awards or portion thereof being canceled) over the aggregate exercise price or grant price, as applicable, with respect to such Awards or portion thereof being canceled.

6.	Specific Terms of Awards

6.1	General. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award, at the date of grant or thereafter (subject to Section 7.5), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of employment or service by the Participant or upon the occurrence of other events.

6.2	Options. The Committee is authorized to grant options to purchase Shares (“Options”) to Participants on the following terms and conditions:

(a)	Exercise Price. The exercise price per Share purchasable under an Option shall not be less than 100% of the Fair Market Value of the Shares on the date of grant of the Option.

(b)

Time and Method of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part, the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, including cash, Shares, other Awards or awards granted under other Company plans, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis, or through broker-assisted “cashless exercise” arrangements, to the extent permitted by applicable law), and the methods by which Shares will be delivered or deemed to be delivered to Participants.

6.3	Restricted Shares. The Committee is authorized to grant Awards, in the form of Shares issued at or shortly after grant of the Award that may or may not be subject to restrictions (“Restricted Shares”), to Participants on the following terms and conditions:

(a)	Grant and Restrictions. Restricted Shares may be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, or otherwise as the Committee may determine. Except to the extent restricted under the terms of the Plan and any Award agreement relating to the Restricted Shares, a Participant granted Restricted Shares shall have all of the rights of a shareholder including the right to vote Restricted Shares or the right to receive dividends thereon.

(b)	Forfeiture. Except as otherwise determined by the Committee, upon termination of employment or service during the applicable restriction period, Restricted Shares that are at that time subject to restrictions shall be forfeited and reacquired by the Company; provided, however, that the Committee may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Shares will lapse in whole or in part in the event of terminations resulting from specified causes.

(c)	Certificates for Shares. Shares granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Shares are registered in the name of the Participant, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Shares, the Company shall retain physical possession of the certificate, and the Participant shall have delivered a stock power to the Company, endorsed in blank, relating to the Shares.

(d)	Dividends and Distributions. As a condition to the grant of an Award of Restricted Shares, the Committee may require that any cash dividends paid on a Share be automatically reinvested in additional Shares or applied to the purchase of additional Awards under the Plan. The dates and terms upon which such reinvestment or purchases occur shall be within the discretion of the Committee. Unless otherwise determined by the Committee, Shares distributed in connection with a Share split or Share dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Award with respect to which such Shares or other property has been distributed.

6.4

Other Share-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares and factors that may influence the value of Shares, as deemed by the Committee to be consistent with the purposes of the Plan, including, but not limited to, share appreciation rights (“SARs”) granted separately or in tandem with other Awards, convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of Shares or the value of securities of or the performance of specified subsidiaries. The Committee shall determine the terms and conditions of such Awards. Shares issued pursuant to an Award in the nature of a purchase right granted under this

Section 6.4 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including cash, Shares, other Awards, or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, may be granted pursuant to this Section 6.4.

6.5	No Option or SAR Repricing Without Shareholder Approval. Except in connection with a corporate transaction involving the Company (including, without limitation, any share dividend, spinoff, share split or reverse share split, extraordinary cash dividend, amalgamation, combination, merger, reorganization, recapitalization, or share exchange), the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Options or the base amount of outstanding SARs or cancel outstanding Options or SARs in exchange for cash, other awards or Options or SARs with an exercise price or base amount, as applicable, that is less than the exercise price or base amount, as applicable, of the original Options or SARs without shareholder approval.

7.	General Provisions

7.1	Compliance with Laws and Obligations. The Company shall not be obligated to issue or deliver Shares in connection with any Award or take any other action under the Plan in a transaction subject to the registration requirements any applicable laws, any requirement under any listing agreement between the Company and any national securities exchange or automated quotation system, or any other law, regulation, or contractual obligation of the Company, until the Company is satisfied that such laws, regulations, and other obligations of the Company have been complied with in full. Certificates representing Shares issued under the Plan will be subject to such stop-transfer orders and other restrictions as may be applicable under such laws, regulations, and other obligations of the Company, including any requirement that a legend or legends be placed thereon.

7.2	Limitations on Transferability. Awards and other rights under the Plan will not be transferable by a Participant except by will or the laws of descent and distribution (or to a designated Beneficiary in the event of the Participant’s death), and, if exercisable, shall be exercisable during the lifetime of a Participant only by such Participant or his guardian or legal representative; provided, however, that such Awards and other rights may be transferred during the lifetime of the Participant, for purposes of the Participant’s estate planning or other purposes consistent with the purposes of the Plan (as determined by the Committee), and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent permitted by the Committee. Awards and other rights under the Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered, and shall not be subject to the claims of creditors. A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

7.3	No Right to Continued Employment; Leaves of Absence. Neither the Plan, the grant of any Award, nor any other action taken hereunder shall be construed as giving any employee, consultant, director, or other person the right to be retained in the employ or service of the Company, any subsidiary of the Company or any Management Companies, nor shall it interfere in any way with the right of the Company, any subsidiary of the Company or any of the Management Companies to terminate any person’s employment, directorship, or service at any time.

7.4

Taxes. The Company and any subsidiary or joint venture is authorized to withhold from any Award granted or to be settled, any delivery of Shares in connection with an Award, any other payment relating to an Award, or any payroll or other payment to a Participant amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of a Participant’s tax obligations; provided, however, that the amount of tax withholding to be satisfied by withholding Shares shall be limited to the minimum amount of taxes, including employment taxes, required to be withheld under applicable law.

7.5	Changes to the Plan and Awards. The Board may amend, suspend, discontinue, or terminate the Plan or the Committee’s authority to grant Awards under the Plan without the consent of shareholders or Participants, except that any amendment shall be subject to the approval of the Company’s shareholders at or before the next annual meeting of shareholders for which the record date is after the date of such Board action if such shareholder approval is required by any federal or state law or regulation or the rules of the New York Stock Exchange (or other stock exchange or inter-dealer quotation system on which the Shares may be listed or quoted) and the Board may otherwise, in its discretion, determine to submit other such amendments to shareholders for approval; provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant under any Award theretofore granted. Upon any termination of the Plan, no new authorizations of grants of Awards may be made, but then-outstanding Awards shall remain outstanding in accordance with their terms, and the Committee otherwise shall retain its full powers under the Plan with respect to such Awards. The Committee may amend, suspend, discontinue, or terminate any Award theretofore granted and any Award agreement relating thereto; provided, however, that no such amendment may provide for Award terms that the Plan would not then permit for a newly granted Award; and provided further, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant under such Award.

7.6	No Rights to Awards; No Shareholder Rights. No Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants or other persons. No Award shall confer on any Participant any of the rights of a shareholder of the Company unless and until Shares are duly issued or transferred and delivered to the Participant in accordance with the terms of the Award or, in the case of an Option, the Option is duly exercised.

7.7	Form and Timing of Payment under Awards. Subject to the terms of the Plan and any applicable Award agreement, payments to be made by the Company or a subsidiary upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee shall determine, including cash, Shares, other Awards, or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The settlement of any Award may be accelerated, and cash paid in lieu of Shares in connection with such settlement, in the discretion of the Committee or upon occurrence of one or more specified events.

7.8	Unfunded Status of Awards; Creation of Trusts. The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company’s obligations under the Plan to deliver cash, Shares, other Awards, or other property pursuant to any Award, which trusts or other arrangements shall be consistent with the “unfunded” status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.

7.9	Company Policies. All Awards granted under the Plan shall be subject to any applicable clawback or recoupment policies, share trading policies and other policies that may be implemented by the Board from time to time.

7.10	Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission or the submission of any amendment to shareholders for approval shall be construed as creating any limitations on the power of the Board to adopt such other compensatory arrangements as it may deem desirable, including the granting of awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

7.11	Successors and Assigns. The Plan shall be binding on all successors and assigns of the Company and a Participant, including any permitted transferee of a Participant, the Beneficiary or estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

7.12	Governing Law. The validity, construction, and effect of the Plan, any rules and regulations under the Plan, and any Award agreement will be determined in accordance with Bermuda Law.